Yucheng Technologies Limited Announces Receipt of "Going Private" Proposal

BEIJING, May 21, 2012 /PRNewswire-Asia-FirstCall / -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today announced that its board of directors has received a preliminary, non-binding proposal (the “Proposal”) from Mr. Weidong Hong, chairman of the board and chief executive officer of Yucheng, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Hong and companies controlled by Mr. Hong in cash at a proposed price of $3.80 per ordinary share. Mr. Hong currently beneficially owns approximately 16.1% of the Company's ordinary shares. Please refer to the enclosed Exhibit A for a copy of the proposal.

The Company's board of directors has formed an independent committee (the “Independent Committee”) of independent directors, composed of Mr. Yingjun Li, Mr. Zhengong Chang, and Mr. Tianqin Chen, and elected Mr. Yingjun Li as its chairman, to consider the Proposal by Mr. Hong. The Independent Committee has the authority to retain independent legal and financial advisors to assist it. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that a transaction with Mr. Hong or any other transaction will be approved or consummated.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC - News) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of May 21, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

Exhibit A: Text of the Proposal

Dear members of the board of directors:

I, Weidong Hong, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares of Yucheng Technologies Limited (the “Company”) that are not currently owned by me and any affiliates in a going-private transaction (the “Acquisition”).

I believe that my proposal of $3.80 in cash per ordinary share of the Company will provide a very attractive alternative to the Company’s public stockholders. My proposal represents a premium of approximately 29.0% to the volume-weighted average closing price during the last 60 trading days and a premium of approximately 23.4% to the Company’s closing price on May 18, 2012.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1. Purchase Price.

The consideration payable for each ordinary share of the Company (other than those held by me and my affiliates) will be $3.80 in cash.

2. Financing.

I intend to finance the Acquisition with a combination of equity and debt capital. Equity financing would be provided from my existing share holdings in the Company.  I have also held preliminary discussions with China Everbright Investment Management Ltd. (“Everbright”), and may make agreements with them relating to possible investments in the Acquisition. I expect to secure commitments for required equity and/or debt financing, subject to the terms and conditions set forth therein, when the Definitive Agreements (as defined below) are executed.

At this time I have not made any arrangement whatsoever with any other stockholders of the Company, Everbright or any other potential source of equity or debt financing for the Acquisition, and I do not propose to make any commitment prior to reaching transaction terms approved by the board of directors of the Company.

3. Due Diligence.

Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

4. Definitive Agreements.

I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

5. Confidentiality.

I intend to file promptly a Schedule 13D to disclose this Proposal and my intention as discussed with the board of directors of the Company.  However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until Definitive Agreements have been executed or we have terminated our discussions.

6. Process.

I believe that the Acquisition will provide superior value to the Company’s public stockholders. I recognize that the board of directors of the Company will evaluate the Proposal independently before it can make its determination to endorse the Acquisition. Given my involvement in the proposed Acquisition, I also recognize that independent members of the board of directors will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the ordinary shares of the Company that I and my affiliates do not already own, and that we do not intend to sell our stake in the Company to a third party.

7. Advisors.

I have retained Lazard Asia (Hong Kong) Limited as my financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP as my legal counsel, in connection with the Proposal and the Acquisition.

8. No Binding Commitment.

This Proposal does not constitute any binding commitment with respect to the Acquisition or any other transaction.  Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my sincerity to work with the board of directors of the Company to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

/s/ Weidong Hong

Weidong Hong

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com